Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: International Flavors & Fragrances Inc.

Subject Companies: International Flavors & Fragrances Inc.; Frutarom Industries Ltd.

Filer’s Commission File Number: 1-4858

Date: September 17, 2018

The Journey to One September 17, 2018 The Fifth Edition IFF and Frutarom Colleagues: Welcome to the fifth edition of The Journey to One – your ‘go-to’ resource for the latest information on integration planning. If you have any questions or feedback, please share it with us at IntegrationManagementOffice@iff.com. Be sure to check in for additional updates on our transaction website http://iff-frutarom.com/. Like (0) | Comment (0)

IFF Equity Offering Our Progress The Fifth Edition You may know that IFF recently launched what is commonly referred to as an “equity offering.” Our Progress This means that IFF is offering to sell new shares of stock directly to investors before the shares begin trading in the public market. We are pleased to report that as of last week, we completed A Recap our $2.2 billion capital raise to help finance our merger with Frutarom. Through this process, we A Focus on Naturals have seen significant support from a strong group of long-term investors – including new and existing shareholders. A clear sign that our offering was well-received is that we were more than IFF—LMR 4 times oversubscribed – meaning we had more investor demand than what we were offering – Frutarom Natural and completed the process earlier than expected. All of this underscores investors’ belief in the Solutions long-term differentiated combined portfolio and platform for sustainable, profitable growth. We are pleased – though not surprised – in the strong demand to own shares of the combined company. Cautionary Statement In addition to this great news, we have achieved several other milestones recently. As previously Important Information and communicated, we’ve obtained Frutarom shareholder approval and are making significant strides Where to Find It in our integration planning. Significantly, we received antitrust clearance from Russia to proceed with our acquisition of Frutarom. IFF has now received clearance from all relevant antitrust    authorities around the world, and all applicable antitrust and competition laws have been completely satisfied. We are pleased to have received all required regulatory approvals, as expected. With all of this progress, we expect to close the transaction on in early October – Useful links ahead of our original expectation. Issue archive Like (4) | Comment (0) Print version

Barclays Global Consumer Staples Conference A Recap @IFF IFF Inc. On September 6, Andreas presented at the Barclays Global Consumer Staples Conference and provided an update on the transaction with Frutarom. During his presentation, Andreas spoke to how Frutarom will be a key driver of our innovation and differentiation going forward. RT @AmkiriBeauty: https://t.co/98ocLnqQVp Andreas highlighted how this combination provides an opportunity to better serve customers with · reply unique offerings on a global scale. One way that IFF is better positioned to do this is with greater participation in the wellness and naturals market. Naturals make up approximately 75% of what Frutatrom does today. And, as you know, IFF has rapidly moved away from the use of synthetics RT @HappiMagazine: Catch to naturals in recent years. By joining forces, we will not only see a dramatic increase to our up on this week’s news: customer exposure, but also in IFF’s ability to compete with smaller companies that currently Faber-Castell #Cosmetics’ US have an advantage in specialty markets. plans, @Henkel’s “can” do #packaging, the loss of @AmwayUS’s… · reply

Sustainability Corner A Focus on Naturals While we have touched on sustainability before, we also want to use this issue to explore the critical role that environmental stewardship plays in the vision of our future as a leader in naturals. At IFF, sustainability has always been at the core of our company, our operations and our culture. We strongly believe that doing our part to maintain a regenerative, healthy and abundant world is an important part of securing our business, now and in the future. It is in this spirit that we are committed to pioneering a positive difference in the standards of sustainability together as a combined company. As we come closer to officially combining with Frutarom, our social responsibility as a global leader in taste, scent and nutrition has become increasingly clear. Here we’ve featured IFF-LMR and Frutarom Natural Solutions to highlight the efforts from both companies to keep up with – and set – trends in the space.

IFF—LMR Acquired by IFF in 2000, Laboratoire Monique Remy – today IFF-LMR – was founded in 1983 by Mrs. Monique Remy, who believed in producing high-quality, 100% pure naturals, providing customers with quality assurance, service quality, full transparency and environmental management. Sustainability and responsible sourcing were already at the core of its values from its creation, at a time when they were not a preoccupation of many. Today, IFF-LMR Naturals remains focused on supplying perfumers and flavorists with Pure, Natural, Transparent and Sustainable ingredients, defining the industry’s highest quality standards. Our sustainable approach includes environmental, social, economic and technical ameliorations of supply chains we are involved in, guaranteeing improvements for the producers we partner with, the customers we supply our products to, and the consumers who use them. IFF-LMR sets itself apart through the vertical integration of key capabilities. Its team of experts is involved at all stages of the natural chain to deliver the highest quality naturals while mastering long-term availability and cost: Vegetal Selection, Cultivation Methods, Harvesting Practices, Extraction Processes, Refinement Techniques. With its diverse responsible sourcing platforms around the world – including 120 botanical families – IFF-LMR has leveraged its vertical integration model to produce sustainable and high-quality ingredients. For its nine fully integrated platforms, IFF-LMR conducts extensive research, involving our engineers, geneticists, agronomists, biologists, chemists, and sustainability experts to identify environmental, social, economic and technical constraints and develop adequate, long-term solutions. This comprehensive vision positions IFF-LMR as a unique partner, combining trust and quality without compromise.

Frutarom Natural Solutions Frutarom launched its Natural Solutions unit in 2015 based on market growth and consumer and industry trends. Frutarom has taken an active position across the whole supply chain, expanded its capabilities from agriculture to extraction and broadened its range of raw materials and sustainable solutions. It is Frutarom’s involvement at all stages of the process that has allowed it to consistently deliver quality and safety and identify from field to finished product. This is critical to its evolution into a leader in naturals, including health ingredients, natural colors and natural food protection. Health Ingredients: Frutarom offers a selection of technologies that target today’s global health concerns and incorporates years of expertise in supplying top quality health ingredients that meet the highest standards: scientifically supported and documented, in line with regulatory affairs, offer formulation support and total quality assurance.    Natural Colors: Frutarom has become one of the top five suppliers of natural colors worldwide. By initiating dozens of agriculture collaborations with local farmers in multiple locations and countries combined with strong R&D, Frutarom ensures the supply of continuous and sustainable natural sourcing of pigments and food colorings. Natural Food Protection: The ability to replace synthetic antioxidants in many of the food matrixes hasn’t been possible up until recently. Frutarom’s portfolio includes a broad selection of customized oxidation managements solutions based on unique rosemary extracts and other synergistic ingredients. Frutarom continues to work to move the traditional boundaries of food protection products far and beyond expectations.

Looking Ahead Cautionary Statement This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding IFF’s expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward-looking statements. Statements in this communication concerning IFF’s business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth, together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of IFF based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from IFF’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which IFF is unable to predict or control, that may cause IFF’s actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in IFF’s filings with the Securities and Exchange Commission (the “SEC”). Risks and uncertainties related to IFF’s proposed acquisition of Frutarom include, but are not limited to, the inability to obtain required regulatory approvals for the acquisition, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the acquisition, the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all, the failure of the proposed transaction to close for any other reason, uncertainties as to access to available financing (including financing for the acquisition or refinancing of IFF or Frutarom debt) on a timely basis and on reasonable terms, the impact of IFF’s proposed financing on its liquidity and flexibility to respond to other business opportunities, whether the acquisition will have the accretive effect on IFF’s earnings or cash flows that it expects, the inability to obtain, or delays in obtaining, cost savings and synergies from the acquisition, costs and difficulties related to the integration of Frutarom’s businesses and operations with IFF businesses and operations, unexpected costs, liabilities, charges or expenses resulting from the acquisition, adverse effects on IFF’s stock price resulting from the acquisition, the inability to retain key personnel, and potential adverse reactions, changes to business relationships or competitive responses resulting from the acquisition. In addition to the factors set forth above, other factors that may affect IFF’s plans, results or stock price are set forth in IFF’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Many of these factors are beyond IFF’s control and IFF cautions investors that any forward-looking statements made by IFF are not guarantees of future performance. IFF disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, IFF has filed with the SEC a registration statement on Form S-4 (File No. 333-225728), including Amendment No.1 thereto, that constitutes a prospectus of IFF and attaches as an exhibit a proxy statement of Frutarom. The registration statement was declared effective by the SEC on July 3, 2018, and IFF commenced mailing the definitive prospectus to Frutarom shareholders of record on July 6, 2018. INVESTORS AND SECURITY HOLDERS OF FRUTAROM ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders are able to obtain free copies of the registration statement and other documents filed with the SEC by the parties through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IFF will be available free of charge on IFF’s internet website at ir.iff.com. This communication contains information of International Flavors & Fragrances (IFF) and/or its affiliates that may be confidential, proprietary, copyrighted and/or legally privileged, and is intended only for the addressee. Any copying, dissemination or other use of this information by anyone other than the intended recipient is prohibited. If you have received this communication in error, please contact the sender and delete it from your system.

Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding IFF’s expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward-looking statements. Statements in this communication concerning IFF’s business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth, together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of IFF based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from IFF’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which IFF is unable to predict or control, that may cause IFF’s actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in IFF’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to IFF’s proposed acquisition of Frutarom include, but are not limited to, the inability to obtain required regulatory approvals for the acquisition, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the acquisition, the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all, the failure of the proposed transaction to close for any other reason, uncertainties as to access to available financing (including financing for the acquisition or refinancing of IFF or Frutarom debt) on a timely basis and on reasonable terms, the impact of IFF’s proposed financing on its liquidity and flexibility to respond to other business opportunities, whether the acquisition will have the accretive effect on IFF’s earnings or cash flows that it expects, the inability to obtain, or delays in obtaining, cost savings and synergies from the acquisition, costs and difficulties related to the integration of Frutarom’s businesses and operations with IFF businesses and operations, unexpected costs, liabilities, charges or expenses resulting from the acquisition, adverse effects on IFF’s stock price resulting from the acquisition, the inability to retain key personnel, and potential adverse reactions, changes to business relationships or competitive responses resulting from the acquisition.

In addition to the factors set forth above, other factors that may affect IFF’s plans, results or stock price are set forth in IFF’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Many of these factors are beyond IFF’s control and IFF cautions investors that any forward-looking statements made by IFF are not guarantees of future performance. IFF disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, IFF has filed with the SEC a registration statement on Form S-4 (File No. 333-225728), including Amendment No.1 thereto, that constitutes a prospectus of IFF and attaches as an exhibit a proxy statement of Frutarom. The registration statement was declared effective by the SEC on July 3, 2018, and IFF commenced mailing the definitive prospectus to Frutarom shareholders of record on July 6, 2018. INVESTORS AND SECURITY HOLDERS OF FRUTAROM ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders are able to obtain free copies of the registration statement and other documents filed with the SEC by the parties through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by IFF will be available free of charge on IFF’s internet website at ir.iff.com.

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